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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                        ---------------------------------
                                 Schedule 14D-9
                                (Amendment No. 1)

                      Solicitation/Recommendation Statement

                       Pursuant to Section 14(d)(4) of the

                         Securities Exchange Act of 1934


               RESOURCES ACCRUED MORTGAGE INVESTORS L.P.-SERIES 86
                            (Name of Subject Company)


               RESOURCES ACCRUED MORTGAGE INVESTORS L.P.-SERIES 86
                        (Name of Person Filing Statement)

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                      None
                        ---------------------------------
                      (CUSIP Number of Class of Securities)


                                 Peter Braverman
                             Resources Capital Corp.
                             100 Jericho Quadrangle
                                    Suite 214
                             Jericho, New York 11753
                                 (516) 822-0022

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) filing Statement)


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         This Amendment No. 1 amends the Schedule 14D-9 filed by Resources
Accrued Mortgage Investors, L.P. - Series 86, a Delaware limited partnership (the "Partnership"), on November 27, 2001 relating to the tender offer by Sutter Opportunity Fund 2 LLC and Sutter Capital Management, LLC (collectively, "Sutter"), to purchase any and all of the Units at a purchase price of $7.50 per Unit, pursuant to the terms and conditions of an Offer to Purchase dated November 14, 2001, and the related Letter of Transmittal (together, the "Sutter Offer").

         According to the Sutter Offer, the principal business address of Sutter's executive offices is c/o Sutter Capital Management, LLC, 150 Post Street, Suite 320, San Francisco, California 94108.

         Item 4 of the Partnership's Schedule 14D-9 is amended to add information relating to (i) the status of the sale of the Partnership's remaining asset and (ii) the number of Units transferred in the past twelve months. In this regard, Item 4 is amended to read in its entirety as follows:

"ITEM 4  THE SOLICITATION OR RECOMMENDATION

         The general partners of the Partnership believe that given the recent downturn in the hospitality industry as a result of the events of September 11, 2001, the per Unit price being offered by Sutter in Sutter Offer is at least equal to the value that limited partners would receive if the Partnership's remaining asset was liquidated and all proceeds, including existing reserves, were distributed. In this regard, please note that the potential purchaser of the Partnership's remaining asset has elected not to proceed with the purchase on terms that are acceptable to the Partnership. Accordingly, the Partnership recommends that limited partners tender their Units in the Sutter Offer.

         It is anticipated that affiliates of the general partners of the Partnership that hold approximately 15.39% of the total outstanding Units will tender their Units to Sutter pursuant to the Sutter Offer. Please note, however, that the Partnership's Agreement of Limited Partnership prohibits the transfer of 50% or more of the Units in any 12 month period. Accordingly, notwithstanding the condition in the Sutter Offer that they acquire at least 50% of the outstanding Units, the general partners of the Partnership will not affect any transfers of Units in excess of 50% of the total outstanding Units. In this regard, since January 1, 2001, 10,687 Units representing approximately 3.24% of the total Units have been transferred. In light of the 50% restriction and in order to permit the maximum number of Units to be tendered by non-affiliated limited partners in the Partnership, affiliates of the general partners of the Partnership will withdraw their tender with respect to the number of units necessary to enable Sutter to comply with such restriction. At such time as the Partnership is able to process additional transfers without violating its partnership agreement, requested transfers will be effected so long as they otherwise comply with the terms of the partnership agreement and applicable law.

         Notwithstanding the general partners' recommendation to tender Units, it is possible that the hospitality industry will experience an upward turn and/or that the Partnership's remaining asset's value will increase ultimately resulting in a greater amount payable per Unit upon the


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ultimate liquidation of the Partnership's asset. Further, the Partnership notes that Sutter has indicated that, depending on the number of Units it acquires, it will seek to replace the existing general partners of the Partnership with its affiliates. If this were to occur, Sutter may seek a different direction for the Partnership or its assets that may or may not ultimately enhance value. Each limited partner is encouraged to consult with his or her own financial advisor in determining whether to tender his or her Units in the Sutter Offer.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  December 5, 2001


                            RESOURCES ACCRUED MORTGAGE
                            INVESTORS, L.P.-SERIES 86

                            By:  Resources Capital Corp.
                                 Administrative General Partner

                                 By:  /s/ Peter Braverman
                                      ----------------------------
                                          Peter Braverman
                                          Executive Vice President






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